NEWCO PROFORMA CONSOLIDATED BALANCE SHEET

	San Telmo as at July 31, 2005	Rolling Thunder as at Sept. 30, 2005	Notes	Proforma Adjustments	Proforma Consolidated as at July 31, 2005
ASSETS
Current Assets			2 (b)	($950,000)
Cash and Term Deposits	$ 1,078,650	$ 11,693,027	2 (b)	(5,000,000)	$ 4,521,677
			2 (b)	(2,300,000)
Accounts Receivable	960,503	48,313			1,008,816
Prepaid Expenses	121,147	80,718			201,865
Income tax receivable	382,841	-			382,841
	2,543,141	11,822,058			6,115,199
Equipment	38,359	-			38,359
Oil and Gas Properties	7,988,499	398,163			8,386,662
Future income tax assets	-	381,404			381,404
	$ 10,569,999	$ 12,601,625			$ 14,921,624

LIABILITIES
Current Liabilities
Bank Indebtness	2,300,000	-	2 (b)	(2,300,000)
Accounts payable and accrued liabilities	2,151,681	123,677			2,275,358
Gst Payable	52,920	-			52,920
Due to related parties	13,151	-			13,151
	4,517,752	123,677			2,341,429
Asset Retirement Obligations	176,086				176,086

SHAREHOLDERS EQUITY
Share Capital	10,414,878	12,401,575	2 (c)	(5,000,000)	16,942,826
			2 (c)	8,100,000
			2 (c)	3,427,948
			2 (c)	(12,401,575)
Contributed surplus	2,963,750	356,998	2 (c)	(356,998)	2,963,750
Retained Earnings (Deficit)	(7,502,467)	(280,625)	2 (c)	280,625	(7,502,467)
	5,876,161	12,477,948			12,404,109
	$ 10,569,999	$ 12,601,625			$ 14,921,624

#

NEWCO
PROFORMA CONSOLIDATED STATEMENT OF INCOME

		Rolling Thunder
		for the period
	San Telmo	from		Combined
	for the three	March 24, 2005		for the three
	months ending	to		months ending
	July 31, 2005	Sept 30,2005	Adjustments	July 31, 2005

REVENUE
Sales, net of royalties	$ 1,787,248	$ -		$ 1,787,248
Interest income		70,829		70,829
	1,787,248	70,829		1,858,077

EXPENSES
Production	312,326	-		312,326
Transportation	117,683	-		117,683
General and administration	755,739	391,230		1,146,969
Depletion, Depreciation, amortization	505,027	1,062		506,089
Interest expense	28,125	-		28,125
	1,718,900	392,292		2,111,192

Net Income before taxes	68,348	(321,463)		(253,115)

Income tax expense (recovery)
Current	-	-		-
Future	-	(40,838)		(40,838)

	-	(40,838)		(40,838)

Net income (loss) for the period	$ 68,348	($280,625)		($212,277)

Net income (loss) per share- basic	$0.00	($0.03)		($0.01)

Net income (loss) per share- diluted	$0.00	($0.03)		($0.01)

Weighted average number of shares	44,447,075	9,523,737		31,747,274

#

NOTES TO THE NEWCO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the periods ended September 30, 2005 and July 31, 2005

1.

Basis of Presentation

On November 1, 2005 Rolling Thunder Exploration Ltd. (“Rolling Thunder”) and San Telmo Energy Ltd. (“San Telmo”) announced that they had entered into an arrangement (the “Arrangement”) pursuant to which Rolling Thunder and San Telmo will be amalgamated.  Rolling Thunder Class A shareholders will receive one Class A share of the amalgamated company, herein referred to as "Newco", for each Rolling Thunder Class A share held; Rolling Thunder Class B shareholders will receive one Class B share of Newco for each Rolling Thunder Class B share held and San Telmo shareholders will receive $0.60 for each San Telmo share held, comprised of, at the election of each San Telmo shareholder, (i) 0.5 Class A share of the amalgamated company for each San Telmo share held; or (ii) $0.60 cash for each San Telmo share held; or (iii) a combination of shares and cash, subject in all cases to maximum aggregate cash consideration of $5,000,000.

At the time of the amalgamation each outstanding Rolling Thunder stock option and warrant will be exchanged for an equivalent option or warrant issued by the amalgamated company and each outstanding San Telmo option and warrant will be exchanged for an equivalent option or warrant in the amalgamated company.

The accompanying pro forma consolidated balance sheet and pro forma consolidated statement of income (the “Pro Forma Consolidated Financial Statements”) have been prepared by management in accordance with Canadian generally accepted accounting principles based upon the unaudited financial statements of Rolling Thunder as at and for the period from incorporation on March 24, 2005 to September 30, 2005 and the unaudited financial statements for San Telmo as at and for the three month period ended July 31, 2005 together with other information available to the corporations.  The Pro Forma Consolidated Financial Statements have been prepared for inclusion in a Joint Information Circular concerning an arrangement involving Rolling Thunder Exploration Ltd., the Security holders of Rolling Thunder Exploration Ltd., San Telmo Energy Ltd. and the Security holders of San Telmo Energy Ltd. (the “Circular”).  In the opinion of management, these Pro Forma Consolidated Financial Statements include all adjustments necessary for fair presentation.

The pro forma consolidated balance sheet gives effect to the transactions described in Note 2 as if they occurred on May 1, 2005 and the pro forma consolidated statement of income gives effect to the transactions for the period from March 24, 2005 to September 30, 2005 and for the three months ended July 31, 2005, respectively for Rolling Thunder and San Telmo.

These Pro Forma Consolidated Financial Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.  In preparing the Pro Forma Consolidated Financial Statements no adjustment has been made to reflect any operating or administration cost savings that may be achieved from the combination of the Rolling Thunder and San Telmo operations.

The accounting policies used in the preparation of the Pro Forma Consolidated Financial Statements are consistent with those used in the unaudited financial statements of Rolling Thunder as at and for the period from March 24, 2005 to September 30, 2005 and in the unaudited consolidated financial statements of San Telmo as at and for the three months ended July 31, 2005 except as described in Note 3.  It is the recommendation of management that these Pro Forma Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto of Rolling Thunder and San Telmo.

2.

Pro Forma Consolidated Balance Sheet Transactions, Assumptions and Adjustments

The pro forma consolidated balance sheet gives the effect of the following transactions and assumptions as if they occurred on May 1, 2005.

(a)

Under the terms of the arrangement at closing, assuming San Telmo shareholders elect to receive the maximum cash payment of $5,000,000, former San Telmo shareholders will own approximately 61% on a non-diluted basis (53% on a fully diluted basis) and former Rolling Thunder shareholders will own approximately 39% on a non-diluted basis (47% on a fully diluted basis) of the issued and outstanding voting shares of the amalgamated company. Voting shares consist of both of the issued and outstanding Class A and Class B shares of the amalgamated company.

Accordingly, for this transaction San Telmo is deemed to be the acquirer of Rolling Thunder using the purchase method of accounting.  Rolling Thunder is not considered to be a business and therefore the estimated value of the acquisition has been determined based on the net asset value of the Rolling Thunder The estimated fair value of the transaction, before transaction costs, was determined to be $11,527,948.

(b)

The estimated purchase price calculation has been allocated as follows:

Working capital surplus

     $

11,698,381

Oil and gas properties

     398,163

Future income tax asset

     381,404

     $

12,477,948

Purchase price consideration

Common Shares – Class A

   $

  3,427,948

Common Shares – Class B

  8,100,000

Acquisition Costs

     950,000

   $

12,477,948

The above purchase price allocation has been determined from information that is available to management at this time and incorporates estimates.

The allocation of the purchase price to the assets and liabilities of Rolling Thunder will be finalized after all the actual results have been obtained and final values of the assets and liabilities have been determined, and accordingly, the above allocations may change.

(c)

The pro forma consolidated balance sheet requires the elimination of Rolling Thunder’s share capital, contributed surplus and deficit upon acquisition.

3.

Pro Forma Consolidated Statement of Income  Transactions,  Assumptions and Adjustments

The pro forma consolidated statement of income for the three month period ended July 31, 2005 for San Telmo and the pro forma statement of income for the period from March 24, 2005 to September 30, 2005 for Rolling Thunder have been prepared assuming that the transactions described in Notes 1 and 2 were completed on May 1, 2005.

(a)

No adjustments have been made for depletion and depreciation as Rolling Thunder’s petroleum and natural gas assets of $398,163 relate to unproven land and seismic costs which would be excluded from the calculation.

(b)

The pro forma statement of income reflects no changes in the provision for future taxes.  The adjustment to large corporations tax based upon the adjustments to the capitalization of the combined entity is insignificant.

(c)

No adjustments have been recorded for general and administration costs for the year.

(d)

No adjustment has been made for asset retirement expense as Rolling Thunder currently does not own any wells.

4.

Per Common Share Information

The pro forma per common share amounts have been calculated using the weighted average number of common shares of Newco estimated to be outstanding as if the acquisition had occurred on May 1, 2005.

The pro forma weighted average number of common shares for the periods included in the pro forma consolidated statement of income is 31,747,274.

The potential conversion of outstanding stock options and warrants is anti-dilutive and they have been excluded from the calculation.

#